SUB-ITEM 77C: Submission of matter to a vote of security holders

(a) Date of meeting and whether it was an annual or special meeting:

	Shareholders Entitled To Vote	Date of Meeting	Annual/Special Meeting
1	Shareholders of the JNL/Mellon Capital Frontier Markets 100 Index Fund	3/21/15	Special

(b)	Not Applicable

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter:

	Special Meetings Held on March 31, 2015	Affirmative Votes	Votes Against/ Withheld	Abstentions

1	JNL/Mellon Capital Frontier Markets 100 Index Fund Approval of the Plan of Reorganization for the reorganization of the Fund into the JNL/Mellon Capital Emerging Markets Index Fund, a series of the JNL Series Trust	16,644,222.768	421,017.627	1,255,753.405

(d)	Not Applicable.